EXHIBIT 99.1

Almaden Signs Cooperation Agreement with Ejido Santa María Zotoltepec

VANCOUVER, British Columbia, Feb. 21, 2023 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to report that it has recently signed a cooperation agreement with the Ejido Santa María Zotoltepec, the Ejido located closest to the Ixtaca project, in Puebla State, Mexico.

This agreement is similar to the one signed last year with the “United Ejidatarios for the Sustainable Development of Santa María Zotoltepec, A.C.” (see press release of September 21, 2022), but it is signed with the entire Ejido after a majority vote in favour under strict agrarian rules and signed through an Act of Assembly.

The agreement is initially focused on contributions to support an agro-technological package aimed at sustainable plant nutrition and soil enrichment. Longer term, the agreement commits the parties to work collaboratively under the Project’s Social Management Plan in pursuit of multiple UN Sustainable Development Goals. The agreement broadens the architecture needed to formulate and deliver Ixtaca’s Social Management Plan which will evolve from the Human Rights Impact Assessment and be mindful of the UN’s Sustainable Development Goals1 as reflected in the priorities of the UN Agenda 20302 (see press release of July 6, 2022). Santa María Zotoltepec is located approximately 1.5 kilometres from the footprint of the Ixtaca project.

Ejido Santa María Zolteltepec stated that “With the intention of generating common good for our Ejido, we have asked to be included in the Company’s Social Management Plan regarding the Ixtaca project, which has led to this agreement. For many years the Company has carried out various actions to inform us of the impacts and benefits of the Ixtaca project, as well as the prevention, mitigation and compensation strategies related to it. We understand the scope of exploration and proposed mining activities and wish to participate in order to bring direct benefits to our Ejido.”

Duane Poliquin, Chair of Almaden, stated “We have felt welcomed in Santa María since first arriving in the area many years ago, and are pleased to be able to formalise our relationship with the local Ejido. The practices captured by this agreement have been in place for many years; continuous respectful dialogue with the overarching objective of building a mine the Company and local communities can be proud of. This agreement cements this approach through local leadership and sets us up to continue delivering on such fundamental priorities as water rights, education, health, opportunity, workers’ rights, environment, culture, and more.”

1 https://sdgs.un.org/goals
2 https://sdgs.un.org/2030agenda

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, delivery of the agricultural benefits to Ejido Santa Maria, the potential permitting and development of the Ixtaca project, ongoing collaboration with Ejido Santa Maria, and the potential of the Ixtaca project to advance the UN Sustainable Development Goals.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process with indigenous communities and judicial decisions thereon; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process with indigenous communities and potential litigation in respect thereof; political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/